116 Huntington Avenue

Boston, MA 02116

June 2, 2008

BY EDGAR AND BY FAX (202) 772-9205

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel Robert S. Littlepage, Jr. Melissa Hauber

Re:	American Tower Corporation (File No.: 001-14195)

Form 10-K for Fiscal Year Ended December 31, 2007, filed March 14, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Ladies and Gentlemen:

On behalf of American Tower Corporation (“American Tower” or the “Company”), the following responses are provided to the comments submitted to American Tower by the staff of the Commission (the “Staff”) in a letter dated May 20, 2008 (the “Letter”) relating to American Tower’s Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) and Form 10-Q for the quarter ended March 31, 2008 (the “Form 10-Q”). The comments submitted also arise out of the Company’s response letter dated May 17, 2007 (the “Prior Response”) to the Staff’s letter dated April 25, 2007. The responses here are keyed to the numbering of the comments in the Letter and appear below following the comments, which are restated below in italics for convenient reference.

Form 10-K for Fiscal Year Ended December 31, 2007

Note 13. Stock-Based Compensation and Stockholders’ Equity, page F-46

Tax Consequences under Internal Revenue Code Section 409A, page F-50.

1.

In your letter dated May 17, 2007 you state that you recorded $0.8 million of cash payments in January 2007 on behalf of certain employees for taxes and penalties relating to the exercise of certain stock options as selling, general, administrative and development expense, rather than as a reduction to additional paid-in capital, as previously disclosed in your Form 10-K for fiscal year ended December 31, 2006. You also stated that you would correct your disclosure in future periodic reports. However. on page F-50 of your Form 10-K for fiscal year ended December 31, 2007, you state that you paid $1.1 million on behalf of these individuals, which was recorded as a reduction to additional paid-in capital during 2006. Please tell us why you continue to disclose the payment of $0.8 million as additional paid-in capital. In addition, clarify the nature of the additional amount of $0.3 million and your classification of these payments in your financial statements.

RESPONSE:

The cash payments on behalf of certain employees for taxes and penalties relating to the exercise of certain stock options were recorded as selling, general, administrative and development expense, as indicated in the Prior Response. The payments were correctly disclosed in the Form 10-Q for the period ended March 31, 2007 as selling, general, administrative and development expense. While the payments for the fiscal year ended December 31, 2007 were correctly recorded as selling, general, administrative, and development expense, the payments were incorrectly described as a reduction to additional paid-in capital in the Form 10-K as a result of a document drafting error. The Company will correctly describe these payments as they were recorded in the Form 10-K for the fiscal year ended December 31, 2008.

In September 2007, the Company finalized its analysis of Internal Revenue Service guidance relevant to these payments and determined the total liability for these stock option exercises was $1.1 million. Accordingly, the Company made additional payments on behalf of such employees of $0.3 million in September 2007. The additional payment was recorded as a change in estimate and included in selling, general, administrative and development expense for the three months ended September 30, 2007, consistent with the treatment of the original $0.8 million payment made in January 2007.

Note 16. Selected Quarterly Financial Data (Unaudited), page F-56

2.	We note that you recorded certain out-of-period adjustments for the three months ended December 31. 2007 primarily related to your deferred tax assets and liabilities. Tell us how you applied the guidance in SAB 99 and SAB 108 in assessing whether you were required to restate prior periods for this error. In addition, clarify the total impact on net income and earnings per share. We also note that you recorded certain non-tax related adjustments. Describe and quantify these errors and the periods to which they relate.

RESPONSE:

As disclosed in footnote 16 to the financial statements included in the Form 10-K (and in Item 9A of the Form 10-K), the Company recorded out-of-period adjustments to its financial statements during the three months ended December 31, 2007. Prior to the completion and filing of the Form 10-K, the Company analyzed whether the out-of-period adjustments were material and therefore whether a restatement of its previously filed financial statements was required. This analysis was performed based on the guidance in SAB 99 and SAB 108. From the results of this detailed analysis, the Company concluded recording out-of-period adjustments during the three months ended December 31, 2007 did not materially misstate reported results and that a restatement of prior period financial statements was not required. The Company embodied its analysis in a memorandum (“SAB 99 Memo”), which management provided to the Audit Committee of the Company’s Board of Directors and reviewed with the Committee the materiality assessment contained therein. The Audit Committee agreed with the conclusions reached by management. Additionally, the SAB 99 Memo was reviewed with the Company’s external auditors, Deloitte & Touche LLP, during this same time period in connection with the audit of the Company’s financial statements for the year ended December 31, 2007.

The Company is providing a copy of the SAB 99 Memo to the Staff under separate cover as supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”). The SAB 99 Memo assesses the materiality of the out-of-period adjustments based upon the quantitative and qualitative considerations set forth in SAB 99 and SAB 108. As disclosed in the Form 10-K, the principal components of the tax-related adjustments resulted from (i) a deferred foreign tax liability from foreign currency fluctuations arising out of certain long-term intercompany loan transactions involving the Company’s Brazilian subsidiary and (ii) changes to certain deferred tax assets and liabilities, including those arising out of the discontinued operations of the Company’s Verestar subsidiary, which was discontinued in 2002, and deconsolidated upon filing for bankruptcy protection in 2003. The non-tax related adjustments consisted of an increase in revenue related to the SFAS No. 13 impact on certain tenant leases and an increase in operating expenses associated with miscellaneous transactions. These errors and their impact on net income are described and quantified in the SAB 99 Memo. In addition, the Company is providing to the Staff under separate cover a supplement to the SAB 99 Memo to clarify the impact of the out-of-period adjustments on earnings per share as further supplemental information pursuant to Rule 12b-4.

As set forth in the SAB 99 Memo, the out-of-period adjustments were reviewed to determine whether it was likely that the judgment of a reasonable person relying on the Company’s reported results would have been changed or influenced by the inclusion or correction of the misstatements based on both quantitative and qualitative considerations. Based on the assessment in the SAB 99 Memo, the Company determined that the adjustments, individually and in the aggregate, were immaterial to the Company’s results for the year ended December 31, 2007, the interim periods therein, and prior periods. Although the adjustments were clearly not considered material to any annual period, the adjustments had more significance on a quantitative basis to the fourth quarter of 2007. Therefore, the Company followed the guidance in APB 28, paragraph 29, and disclosed the impact of the more significant fourth quarter adjustments in footnote 16 to the financial statements included in the Form 10-K, which contains the Company’s unaudited quarterly financial information.

*        *        *        *

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned or Bradley E. Singer, Chief Financial Officer, at (617) 375-7500.

Very truly yours,

/s/ Jean A. Bua
Jean A. Bua
Executive Vice President, Finance and Corporate Controller

cc:	Bradley E. Singer Edmund DiSanto, Esq. Nathaniel B. Sisitsky, Esq. American Tower Corporation Thomas V. Milbury Deloitte & Touche LLP Sandra L. Flow, Esq. Cleary Gottlieb Steen & Hamilton LLP

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